   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 1995
                                                  REGISTRATION NO.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              LSI INDUSTRIES INC.
             (Exact name of Registrant as specified in its charter)

                        OHIO                                              31-0888951
           (State or other jurisdiction of                               (IRS Employer
           incorporation or organization)                           Identification Number)

                              10000 ALLIANCE ROAD
                             CINCINNATI, OHIO 45242
                                 (513) 793-3200
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             GARY P. KREIDER, ESQ.
                          KEATING, MUETHING & KLEKAMP
                              1800 PROVIDENT TOWER
                             ONE EAST FOURTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-6400
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                WITH COPIES TO:
                            TIMOTHY E. HOBERG, ESQ.
                          TAFT, STETTINIUS & HOLLISTER
                               425 WALNUT STREET
                             CINCINNATI, OHIO 45202
                                 (513) 381-2838
                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / -----------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / -----------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                          PROPOSED           PROPOSED
                                                           MAXIMUM            MAXIMUM           AMOUNT OF
      TITLE OF SHARES TO BE          AMOUNT TO BE      OFFERING PRICE        AGGREGATE        REGISTRATION
            REGISTERED                REGISTERED          PER SHARE      OFFERING PRICE(1)         FEE
--------------------------------------------------------------------------------------------------------------
Common Shares, without par
  value...........................      1,800,000          $15.875          $28,575,000          $9,854

================================================================================
(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee.
                            ------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 15, 1995
P R O S P E C T U S
                                1,800,000 SHARES
                                 COMMON SHARES
                            ------------------------
     Of the 1,800,000 Common Shares, without par value, offered hereby, 1,100,000 shares are being offered by LSI Industries Inc. and 700,000 shares are being offered by the Selling Shareholders. The Company will receive no proceeds from the sale of Common Shares by the Selling Shareholders. See "Principal and Selling Shareholders." The Company's Common Shares are listed on the Nasdaq National Market under the symbol "LYTS." On December 14, 1995, the last reported sale price of the Common Shares as reported on the Nasdaq National Market was $15.75 per share.

     SEE "RISK FACTORS" ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON SHARES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         PRICE            UNDERWRITING           PROCEEDS            PROCEEDS TO
                          TO              DISCOUNTS AND             TO                 SELLING
                        PUBLIC           COMMISSIONS(1)         COMPANY(2)         SHAREHOLDERS(3)
----------------------------------------------------------------------------------------------------
 Per Share......           $                    $                    $                    $
----------------------------------------------------------------------------------------------------
 Total(3).......           $                    $                    $                    $
----------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses of this Offering, all of which are payable by the
    Company, estimated at $          .

(3) The Company and the Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an additional 270,000 Common Shares at the Price to Public to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company, and Proceeds to Selling Shareholders will
    be $          , $          , $          , and $          , respectively. See
    "Underwriting."
                            ------------------------
     The Common Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel, or modify such offer and to reject orders, in whole or in part. Delivery of the certificates representing the Common Shares against payment therefor is expected
on or about          , 1996 through the Depository Trust Company or at the
offices of Robert W. Baird & Co. Incorporated, Milwaukee, Wisconsin.

ROBERT W. BAIRD & CO.
           INCORPORATED
                           A.G. EDWARDS & SONS, INC.

                                                 THE OHIO COMPANY

                The date of this Prospectus is          , 1996.

                             [INSERT GATEFOLD HERE]

     The three pages of the gatefold contain seventeen pictures of the Company's products which include pictures depicting automobile dealership lighting, the Company's Image Center and menu boards, retail store lighting, gasoline station lighting, fleet graphics on tanker trucks, canopy lighting fixtures and landscape lightings.

                             AVAILABLE INFORMATION

     LSI Industries Inc. is subject to the informational requirements of the Securities Exchange Act of 1934 (File No. 0-13375) and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission. LSI Industries Inc. has filed a Registration Statement on Form S-3 together with all amendments and exhibits thereto with the Commission under the Securities Act of 1933 with respect to the offering (the "Offering") of 1,800,000 common shares, without par value (the "Common Shares"). This Prospectus does not contain all the information contained in the Registration Statement, to which reference is hereby made. Statements contained in this Prospectus as to the terms of any contract or other document are not necessarily complete with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement. Reference is made to the exhibits for a more complete description of the matter involved and each such statement is qualified in its entirety by such references. Such reports, proxy and information statements and other information filed with the Commission by LSI Industries Inc. may be inspected at and obtained from the Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium, 500 West Madison Street, Suite 1400, Chicago, Illinois, and at 7 World Trade Center, Suite 1300, New York, New York. Copies of such material can also be obtained, at prescribed rates, by mail from the Public Reference Section of the Commission at its Washington, D.C. address set forth above. In addition, material filed by LSI Industries Inc. can be obtained and inspected at the offices of the Nasdaq National Market, 9513 Key West Avenue, Rockville, Maryland 20850, on which LSI's Common Shares are listed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates by reference certain documents relating to LSI Industries Inc. which are not delivered herewith. These documents (other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents) are available, without charge, on oral or written request by any person to whom this Prospectus is delivered. Written or telephone requests should be directed to Ronald S. Stowell, Chief Financial Officer and Treasurer, 10000 Alliance Road, Cincinnati, Ohio 45242. The following documents, which have been filed by LSI Industries Inc. with the Commission, are hereby incorporated by reference in this Prospectus:

     1. LSI Industries Inc.'s Annual Report on Form 10-K for the fiscal year ended June 30, 1995.

     2. LSI Industries Inc.'s Quarterly Report on Form 10-Q for the Quarter ended September 30, 1995.

     3. The description of LSI Industries Inc.'s Common Shares contained in the Registration Statement on Form 8-A filed on April 11, 1985.

     All documents filed by LSI Industries Inc. pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY

     The following is a summary of the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Unless the context otherwise requires, references to the "Company" or "LSI" are to LSI Industries Inc.

                                  THE COMPANY

     LSI designs, engineers, manufactures and markets a broad array of quality, high-value lighting and graphics products for commercial/industrial lighting applications and corporate visual image programs. The Company's two core business segments are the Lighting Group and the Graphics Group. The Lighting Group is a leading supplier of outdoor, indoor, landscape and architectural lighting for the commercial/industrial and the petroleum/convenience store markets. The products of the Graphics Group comprise the major visual image elements for the petroleum/convenience store market and for multi-site retail operations. LSI integrates its lighting and graphics capabilities in order to provide the principal indoor and outdoor aspects of a retail customer's comprehensive image identification program.

     The Company utilizes its lighting and graphics expertise and its nationwide service capabilities to position itself as a single-source provider of state-of-the-art lighting and graphics for image conscious retailers. To enhance its competitive position, the Company has recently developed and opened its Image Center which allows customers to create a computer generated "virtual" prototype of their facilities after undergoing an LSI lighting and graphics re-imaging program. The Company is the leading provider of lighting products and services to the petroleum/convenience store industry and has effectively used this leadership position to market its graphics expertise to customers in this industry. The Company continues to use this strategy to penetrate other national retailers with multi-site operations, including quick service and casual restaurants, video rental and eyewear chains, retail chain stores and automobile dealerships. Representative customers include Amoco, Arco, Chevron, Clark, Fina, Shell, Texaco, Circle K, National Convenience Stores, Boston Market, Burger King, Taco Bell, Wendy's, Best Buy, Target Stores, Chrysler, Ford, General Motors, Saturn and Toyota.

     The Company's sales growth has been driven by a number of factors, including the general state of the economy and, in particular, LSI's core petroleum customers. Additionally, the Company believes it has benefitted and will continue to benefit from corporate downsizing and the related outsourcing of certain non-core activities, such as visual identification projects, in addition to several trends, including: (i) importance of improved lighting in deterring crime and improving overall safety and security at retail facilities;
(ii) retailers' extended operating hours; (iii) consolidation within retailing and the commensurate need to re-image acquired properties; (iv) retailers' need to present a uniform visual corporate identity; and (v) retailers' efforts to improve the effectiveness of merchandising and advertising through the use of indoor and outdoor lighting and graphics.

     LSI is a leader in both the commercial/industrial lighting market and in the graphics markets. The Company attributes its success to its focus on an ongoing business strategy, the principal components of which are to: maintain leadership in commercial/industrial lighting; target select markets; serve as a single-source provider of visual image programs; develop innovative products; optimize product mix and manufacturing; and pursue complementary acquisitions.

     From fiscal 1993 to fiscal 1995 net sales increased from $72.6 million to $119.9 million while net income increased from $1.7 million to $6.2 million. In fiscal 1995 the Lighting and Graphics segments represented 60.7% and 39.3% of net sales and 48.1% and 51.9% of operating income, respectively.

                                  THE OFFERING

Common Shares offered by the Company.........  1,100,000 shares
Common Shares offered by the Selling
  Shareholders...............................  700,000 shares
Total Common Shares offered..................  1,800,000 shares
Common Shares to be outstanding after the
  Offering(1)................................  8,722,705 shares
Use of Proceeds..............................  To repay all bank indebtedness and for general corporate purposes, including possible
                                               acquisitions. See "Use of Proceeds."
Nasdaq National Market symbol................  LYTS

---------------
(1) Based upon Common Shares outstanding as of November 30, 1995.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                  THREE MONTHS ENDED
                                            YEARS ENDED JUNE 30,                     SEPTEMBER 30,
                              ------------------------------------------------    -------------------
                               1991      1992      1993      1994       1995       1994        1995
                              -------   -------   -------   -------   --------    -------     -------
INCOME STATEMENT DATA:
  Net sales.................  $68,782   $69,182   $72,563   $93,535   $119,927    $29,320     $35,882
  Gross profit..............   21,730    21,793    22,774    31,105     39,771      9,858      11,942
  Operating income..........      645       306     2,618     7,140     10,262      2,953       3,630
  Income (loss) from
     continuing
     operations.............      (99)     (531)    1,669     4,190      6,174      1,849       2,194
  Discontinued
     operations(1)..........     (995)   (4,262)       --        --         --         --          --
  Net income (loss).........  $(1,094)  $(4,793)  $ 1,669   $ 4,190   $  6,174    $ 1,849     $ 2,194
PER SHARE DATA:
  Income (loss) from
     continuing
     operations.............  $ (0.01)  $ (0.07)  $  0.23   $  0.55   $   0.79    $  0.24     $  0.28
  Net income (loss).........    (0.15)    (0.65)     0.23      0.55       0.79       0.24        0.28
  Cash dividends............     0.03      0.03      0.03      0.03       0.15       0.07        0.09
  Average shares
     outstanding(2).........    7,367     7,367     7,385     7,656      7,802      7,748       7,961

                                                                           SEPTEMBER 30, 1995
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(3)
                                                                        -------   --------------
BALANCE SHEET DATA:
  Working capital.....................................................  $18,473
  Total assets........................................................   64,652
  Long-term debt, including current maturities........................    7,903
  Total indebtedness..................................................    9,403
  Shareholders' equity................................................   31,088

---------------
(1) Reflects loss from operations and loss on sale of the Company's discontinued European operations, net of related income taxes. See "The Company."

(2) Average shares outstanding represents Common Shares outstanding plus common share equivalents.

(3) Adjusted to reflect the sale of 1,100,000 Common Shares by the Company and the application of the estimated net proceeds. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information contained in this Prospectus, the following factors in evaluating the Company and its business before purchasing the Common Shares offered hereby.

DEPENDENCE ON THE PETROLEUM INDUSTRY

     During the most recent five years, approximately 44% to 50% of the Company's net sales have been to the retail marketing segment of the petroleum industry. Sales to this market segment are dependent upon the general conditions prevailing in and the profitability of the petroleum industry. As such, the Company's business is subject to reactions of the petroleum industry to world political events, particularly those in the Middle East, and to the price and supply of oil. Major disruptions in the petroleum industry generally result in a curtailment of retail marketing efforts by the industry and thereby adversely affect the Company's business.

CUSTOMER CONCENTRATION AND EARNINGS FLUCTUATIONS

     Although the Company's primary customers change from time-to-time, the Company has derived a significant portion of its sales from one or two large petroleum companies in recent years. There can be no assurance that this pattern will continue and that such major customers will always be replaced as major visual image programs are completed. In addition, LSI's operating results fluctuate due to the unpredictable nature and timing of orders from and shipments to major corporate customers.

SEASONALITY

     The Company's revenues are affected by the impact of weather on construction and installation programs and the annual budget cycles of major customers. Because of these seasonal factors, the Company typically experiences its lowest sales for each year in the third quarter ending March 31. Third quarter results in several fiscal years prior to 1994 show losses for that quarter.

COMPETITION

     The lighting and graphics industries are highly competitive. LSI encounters strong competition in all its markets. Competitors include manufacturers of various sizes, some of which have greater financial and other resources than does the Company.

                                  THE COMPANY

     LSI was founded by its current senior management in 1976 to capitalize on the experience of its founders in the lighting industry. LSI's business originally emphasized sales of lighting products in the retail petroleum market. LSI became a publicly held corporation in 1985.

     Since 1985, the Company has expanded its original lighting business through acquisitions and internal development, resulting in the Company's ability to combine lighting and graphics products to meet the image development needs of its large multi-site retail customers. The Company also produces menu boards for restaurant operations and is a major supplier of outdoor, indoor, landscape and architectural lighting for the commercial/industrial and the petroleum/convenience store markets.

     Acquisitions have been important to the Company's growth. Key acquisitions have included Abolite Lighting which manufactures indoor commercial and industrial lighting products and lighting fixtures, Greenlee Lighting Inc. which manufactures specialty outdoor landscape and architectural feature lighting, and SGI Integrated Graphic Systems, Inc. which produces corporate identity and graphic elements including decals, structural graphics and fleet markings. The Company's acquisition in December 1989 of a United Kingdom company, Duramark, proved to be unsuccessful and the Company disposed of Duramark in the fourth quarter of fiscal 1992 and reported losses from discontinued operations from that business.

     The Company's sales growth has been driven by a number of factors, including the general state of the economy and, in particular, LSI's core petroleum customers. Additionally, the Company believes it has benefitted and will continue to benefit from corporate downsizing and the related outsourcing of certain non-core activities, such as visual identification projects, in addition to several trends, including: (i) importance of improved lighting in deterring crime and improving overall safety and security at retail facilities;
(ii) retailers' extended operating hours; (iii) consolidation within retailing and the commensurate need to re-image acquired properties; (iv) retailers' need to present a uniform visual corporate identity; and (v) retailers' efforts to improve the effectiveness of merchandising and advertising through the use of indoor and outdoor lighting and graphics.

     LSI is a leader in both the commercial/industrial lighting market and in the graphics markets. The Company attributes its success to its focus on an ongoing business strategy, the principal components of which are to: maintain leadership in commercial/industrial lighting; target select markets; serve as a single source provider of visual image programs; develop innovative products; optimize product mix and manufacturing; and pursue complementary acquisitions.

     From fiscal 1993 to fiscal 1995 net sales increased from $72.6 million to $119.9 million while net income increased from $1.7 million to $6.2 million. In fiscal 1995 the Lighting and Graphics segments represented 60.7% and 39.3% of net sales and 48.1% and 51.9% of operating income, respectively.

     The Company's executive offices are located at 10000 Alliance Road, P. O. Box 42728, Cincinnati, Ohio 45242, and its telephone number is (513) 793-3200.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,100,000 Common Shares
offered hereby are estimated to be $          , after deducting estimated
underwriting commissions and Offering expenses payable by the Company
($          if the Underwriters' over-allotment option is exercised in full).
LSI will not receive any of the proceeds from the sale of 700,000 Common Shares by the Selling Shareholders.

     The Company intends to use approximately $          of the net proceeds to
repay all outstanding indebtedness under its revolving lines of credit and its term loan facility with its banks. This indebtedness bears interest at rates from 6.8% to 7.3% per annum and was incurred for capital expenditures and working capital purposes. At November 30, 1995, approximately $4.1 million was outstanding under the Company's two revolving lines of credit which expire on December 31, 1995 and November 21, 1996, respectively. At the same date, approximately $6.2 million was outstanding under the Company's term loan facility which matures December 2004. The revolving lines of credit will remain in place after the Offering.

     LSI intends to use the balance of the net proceeds for general corporate purposes, including working capital to finance its planned growth and for potential acquisitions. Although the Company frequently evaluates potential acquisitions, the Company has no current understandings, agreements or commitments with respect to any acquisition. Pending application, the net proceeds will be invested in short-term investment grade securities.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1995, and as adjusted to give effect to the sale by the Company of 1,100,000 Common Shares offered hereby, and the application of the net proceeds therefrom. See "Use of Proceeds." The table should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

                                                                       SEPTEMBER 30, 1995
                                                              -------------------------------------
                                                              ACTUAL     ADJUSTMENTS    AS ADJUSTED
                                                              -------    -----------    -----------
                                                                         (IN THOUSANDS)
SHORT-TERM DEBT:
  Notes payable to banks...................................   $ 1,500      $              $
  Current maturities of long-term debt.....................       843
                                                              -------      -------        -------
     Total short-term debt.................................   $ 2,343      $              $
                                                              =======      =======        =======
LONG-TERM DEBT.............................................   $ 7,060      $              $
                                                              -------      -------        -------
SHAREHOLDERS' EQUITY(1):
  Preferred shares, without par value; 1,000,000 shares
     authorized, none issued...............................        --
  Common shares, without par value; 30,000,000 shares
     authorized, 7,613,776 shares outstanding, 8,713,776 as
     adjusted..............................................     8,040
  Retained earnings........................................    23,048
                                                              -------      -------        -------
     Total shareholders' equity............................    31,088
                                                              -------      -------        -------
          Total capitalization.............................   $38,148      $              $
                                                              =======      =======        =======

---------------
(1) As of December 14, 1995, there were 905,166 Common Shares reserved for issuance under the Company's stock option plans, of which 163,000 shares were available for future grant, and options for 742,166 shares were outstanding.

                                DIVIDEND POLICY

     LSI has paid cash dividends each year since 1988. Cash dividends of three cents per share were paid in fiscal 1994 and fifteen cents per share in fiscal 1995. In addition, the Company paid a five percent stock dividend in fiscal 1995. In September 1995, the Company paid a special year-end cash dividend of five cents per share plus a regular quarterly cash dividend of four cents per share, and in November 1995 the Company paid a regular quarterly cash dividend of four cents per share.

     The Company's dividend policy is to pay regular cash dividends on a quarterly basis which are expected to represent a payout ratio of between 10 and 20 percent of expected net income in the year of payment. In addition, the policy calls for the payment of special year-end dividends in cash and/or stock that, in conjunction with regular quarterly dividends, would achieve a target payout ratio of between 20 and 40 percent of reported net income. Although the Company intends to continue this policy, the payment of future dividends is at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the general financial condition of the Company, general business conditions and other factors.

                          PRICE RANGE OF COMMON SHARES

     LSI's Common Shares are traded on the Nasdaq National Market under the symbol LYTS. The following table sets forth for the fiscal periods indicated the high and low closing sale prices for the Common Shares, as adjusted to give effect to all stock splits and stock dividends, as reported on the Nasdaq National Market.

                                                                                HIGH     LOW
                                                                               ------   ------
FISCAL YEAR ENDED JUNE 30, 1994
  First Quarter..............................................................  $ 4.50   $ 3.25
  Second Quarter.............................................................    7.09     4.59
  Third Quarter..............................................................    7.83     6.33
  Fourth Quarter.............................................................    7.67     6.00
FISCAL YEAR ENDED JUNE 30, 1995
  First Quarter..............................................................  $ 8.33   $ 6.67
  Second Quarter.............................................................    8.00     6.67
  Third Quarter..............................................................    9.67     7.33
  Fourth Quarter.............................................................   12.92     9.33
FISCAL YEAR ENDED JUNE 30, 1996
  First Quarter..............................................................  $15.50   $12.17
  Second Quarter (through December 14, 1995).................................   19.63    14.50

     On December 14, 1995, the last reported sale price for the Common Shares on the Nasdaq National Market was $15.75 per share. As of November 30, 1995, there were approximately 500 holders of record of the Common Shares, which the Company believes represent approximately 2,500 beneficial holders.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated financial information for each of the years in the five-year period ended June 30, 1995 has been derived from the consolidated financial statements of the Company which have been audited by Price Waterhouse LLP, independent accountants. The report of Price Waterhouse LLP for each of the three years in the period ended June 30, 1995 appears elsewhere in this Prospectus. The financial data for the three months ended September 30, 1994 and 1995 are derived from the Company's unaudited consolidated financial statements. In the opinion of management, the three-month financial data reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such data and are not necessarily indicative of results to be expected for the full year. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                            THREE MONTHS ENDED
                                                 YEARS ENDED JUNE 30,                          SEPTEMBER 30,
                               --------------------------------------------------------     -------------------
                                1991        1992        1993        1994         1995        1994        1995
                               -------     -------     -------     -------     --------     -------     -------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Net sales..................  $68,782     $69,182     $72,563     $93,535     $119,927     $29,320     $35,882
  Cost of products sold......   47,052      47,389      49,789      62,430       80,156      19,462      23,940
                               -------     -------     -------     -------     --------     -------     -------
  Gross profit...............   21,730      21,793      22,774      31,105       39,771       9,858      11,942
  Operating expenses.........   21,085      19,351      20,156      23,965       29,509       6,905       8,312
  Restructuring charges(1)...       --       2,136          --          --           --          --          --
                               -------     -------     -------     -------     --------     -------     -------
  Operating income...........      645         306       2,618       7,140       10,262       2,953       3,630
  Interest expense...........      718         580         503         199          459          64         143
  Other (income) expense.....       38         539        (481)        290          160           9           5
                               -------     -------     -------     -------     --------     -------     -------
  Income (loss) from
    continuing operations
    before income taxes......     (111)       (813)      2,596       6,651        9,643       2,880       3,482
  Income taxes...............      (12)       (282)        927       2,461        3,469       1,031       1,288
                               -------     -------     -------     -------     --------     -------     -------
  Income (loss) from
    continuing operations....      (99)       (531)      1,669       4,190        6,174       1,849       2,194
  Discontinued
    operations(2)............     (995)     (4,262)         --          --           --          --          --
                               -------     -------     -------     -------     --------     -------     -------
  Net income (loss)..........  $(1,094)    $(4,793)    $ 1,669     $ 4,190     $  6,174     $ 1,849     $ 2,194
                               =======     =======     =======     =======     ========     =======     =======
PER SHARE DATA:
  Income (loss) from
    continuing operations....  $ (0.01)    $ (0.07)    $  0.23     $  0.55     $   0.79     $  0.24     $  0.28
  Net income (loss)..........    (0.15)      (0.65)       0.23        0.55         0.79        0.24        0.28
  Cash dividends.............     0.03        0.03        0.03        0.03         0.15        0.07        0.09
  Average shares
    outstanding(3)...........    7,367       7,367       7,385       7,656        7,802       7,748       7,961

                                                       JUNE 30,                                SEPTEMBER 30,
                               --------------------------------------------------------     -------------------
                                1991        1992        1993        1994         1995        1994        1995
                               -------     -------     -------     -------     --------     -------     -------
BALANCE SHEET DATA:
  Working capital............  $10,846     $12,241     $10,268     $11,223     $ 17,788     $14,612     $18,473
  Total assets...............   43,651      41,231      38,051      46,287       62,553      50,465      64,652
  Long-term debt, including
    current maturities.......    9,840       8,454       3,957       3,600        8,099       6,071       7,903
  Total indebtedness.........    9,840       8,454       5,269       3,600        8,099       6,446       9,403
  Shareholders' equity.......   23,246      18,220      19,655      23,981       29,453      25,454      31,088

---------------
(1) 1992 results include a non-recurring restructuring charge of $2,136,000 resulting from the consolidation of facilities.
(2) Reflects loss from operations and loss on sale of the Company's discontinued European operations, net of related income taxes. See "The Company."
(3) Average shares outstanding represents Common Shares outstanding plus common share equivalents.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

     LSI designs, engineers, manufactures and markets a broad array of quality, high-value lighting and graphics products for commercial/industrial lighting applications and for corporate visual image programs. The Company's two core business segments are the Lighting Group and the Graphics Group. The Lighting Group is a major supplier of outdoor, indoor, landscape and architectural lighting for the commercial/industrial and the petroleum/convenience store markets and is a producer and marketer of menu board systems. The Graphics Group's products comprise the major visual image elements for the petroleum/convenience store market and for multi-site retail operations. LSI integrates its lighting and graphics capabilities in order to manufacture all indoor and outdoor aspects of a retail customer's comprehensive image identification program.

     Net sales have increased from $72.6 million in fiscal 1993 to $119.9 million in fiscal 1995. Net income grew from $1.7 million to $6.2 million over the same period. In fiscal 1995 the Lighting segment represented 60.7% of net sales and 48.1% of operating income. The Graphics segment in fiscal 1995 represented 39.3% of net sales and 51.9% of operating income. This mix of net sales and operating income has remained relatively constant over the last three years and demonstrates the emergence of LSI as a lighting and graphics company from its origins as a lighting business.

     Net sales are affected by the annual budget cycles of major customers and by the impact of weather on construction and installation programs. Due to these seasonal factors, the third fiscal quarter ending March 31 typically contributes the lowest net sales in each fiscal year. Third quarter results in several fiscal years prior to 1994 show losses for that quarter.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain income statement data as a percentage of total revenues and the percentage change between periods.

                                                                                            PERCENTAGE CHANGE
                                                                                      -----------------------------
                                                     PERCENTAGE OF NET SALES                          THREE MONTHS
                                              -------------------------------------    YEARS ENDED        ENDED
                                                                      THREE MONTHS      JUNE 30,      SEPTEMBER 30,
                                                                          ENDED       -------------   -------------
                                              YEARS ENDED JUNE 30,    SEPTEMBER 30,   1994    1995        1995
                                              ---------------------   -------------   OVER    OVER        OVER
                                              1993    1994    1995    1994    1995    1993    1994        1994
                                              -----   -----   -----   -----   -----   -----   -----   -------------
Net sales...................................  100.0%  100.0%  100.0%  100.0%  100.0%   28.9%   28.2%       22.4%
Cost of products sold.......................   68.6    66.7    66.8    66.4    66.7    25.4    28.4        23.0
Gross profit................................   31.4    33.3    33.2    33.6    33.3    36.6    27.9        21.1
Selling and administrative expenses.........   27.8    25.7    24.6    23.5    23.2    18.9    23.1        20.4
Operating income............................    3.6     7.6     8.6    10.1    10.1   172.7    43.7        22.9
Interest expense............................     .7      .2      .4      .3      .4   (60.4)  130.7       123.4
Other (income) expense......................    (.7)     .3      .2      --      --      --   (44.8)     (44.4)
Income before income taxes..................    3.6     7.1     8.0     9.8     9.7   156.2    45.0        20.9
Income tax expense..........................    1.3     2.6     2.8     3.5     3.6   165.5    41.0        24.9
Net income..................................    2.3%    4.5%    5.2%    6.3%    6.1%  151.0%   47.4%       18.7%

     Three Months Ended September 30, 1995 Compared to Three Months Ended September 30, 1994

     Net sales of $35.9 million increased 22.4% over first quarter sales last year of $29.3 million. Lighting segment sales increased 38.7% and Graphics segment sales increased 2.1%, as a result of strong lighting sales in the petroleum/convenience store and the multi-site retail markets. One customer, Chevron U.S.A., accounted for 10.6% of net sales in the first quarter of fiscal 1996 and 14.5% of net sales in the corresponding period of 1995. The Company believes that it continues to maintain a good business relationship with this major customer; however, the level of total sales is never assured in the future. The increase in net sales in the three months ended September 30, 1995 was primarily the result of increased volume. While sales prices were increased, inflation did not have a significant impact on sales in the first quarter of fiscal 1996 as competitive pricing pressures held price increases to a minimum.

     Gross profit of $11.9 million, or 33.3% of net sales, increased over last year's first quarter gross profit of $9.9 million or 33.6% of net sales. The increase in amount of gross profit is attributed primarily to the 22.4% increase in sales. A sales mix shift in the Company's Graphics segment to somewhat lower margin programs in the first quarter and an increase in lighting sales to the petroleum/convenience store market both provided influences that reduced the gross profit percentage. Selling and administrative expenses increased to $8.3 million primarily as a result of increased sales volume, and were reduced to 23.2% of net sales in fiscal 1996 from 23.5% of net sales in fiscal 1995.

     Interest expense increased from $64,000 to $143,000, primarily as a result of increased average borrowings on the Company's revolving lines of credit and term loan facilities in addition to increased effective borrowing rates. The Company's effective tax rate increased to 37.0% as a result of the increased provision for state income taxes.

     Net income of $2.2 million or $.28 per share increased 18.7% from last year's first quarter net income of $1.8 million or $.24 per share as a result of increased sales and gross profit, partially offset by increased operating expenses and increased provision for income taxes.

     As discussed in Note 9 to the financial statements and as previously discussed in the Company's prior reports on Form 10-Q, the Company has been involved in a dispute with the Internal Revenue Service (IRS) in which the IRS has proposed audit adjustments which could result in a payment of income taxes by the Company of approximately $2.0 million, plus interest. The proposed adjustments relate to the Company's 1992 discontinued operations and are associated with income tax which had been refunded to the Company with the filing of its 1992 income tax return. An agreement reached in December 1995 re-characterizes a portion of the 1992 loss associated with discontinued European operations as a long term capital loss. The agreement will result in payment of approximately $1.7 million (composed of taxes and interest), and in a charge to discontinued operations of approximately $1.5 million to increase the Company's reserve for remaining liabilities associated with the discontinued operations. During the quarter ending December 31, 1995, the Company exhausted all alternatives to mitigate this issue and will record the $1.5 million additional reserve for discontinued operations in the second quarter of fiscal 1996. The Company anticipates no further charges associated with the discontinued European operations.

     Comparison of Fiscal Years Ended June 30, 1995 and June 30, 1994

     Net sales of $119.9 million increased 28.2% over 1994 net sales of $93.5 million. Lighting segment sales increased 29.6% with sales increases in all major markets served: the petroleum/convenience store market, the multi-site retail market, and the commercial/industrial lighting market. Graphics segment sales increased 26.1%, primarily as a result of strong sales into the petroleum/convenience store market. One customer, Chevron U.S.A., accounted for 13.8% of net sales in 1995 and 12.6% of net sales in 1994. The Company believes that it continues to maintain a good business relationship with this major customer; however, the level of total sales is never assured in the future. The increase in sales in 1995 was primarily the result of increased volume. While sales prices were increased, inflation did not have a significant impact on sales in 1995 as competitive pricing pressures held price increases to a minimum.

     Gross profit of $39.8 million or 33.2% of net sales, increased over last year's gross profit of $31.1 million or 33.3% of net sales. The increase in amount of gross profit is attributed primarily to the 28.2% increase in net sales. Increased sales volume caused some manufacturing inefficiencies, increased employment levels and related training, and overtime and additional shifts in the first half of the year. The Company experienced cost increases in several raw materials and components from suppliers in the first half for which sales price increases were implemented in the second half of the year. Selling and administrative expenses of $29.5 million increased from $24.0 million but decreased as a percentage of net sales to 24.6% from 25.7%, primarily as a result of increased sales volume.

     Interest expense increased in 1995 from $199,000 to $459,000 as a result of increased average borrowings on the Company's revolving lines of credit and long-term debt facilities in addition to increased effective borrowing rates. Other expense consists primarily of losses on disposition of assets of $122,000 and $250,000 in 1995 and 1994, respectively. Income tax expense of $3.5 million or 36.0% of income before taxes compares to tax expense of $2.5 million or 37.0% last year. The increase in income tax expense is related primarily to the increased taxable income. Net income of $6.2 million or $.79 per share increased from last year's net income of $4.2 million or $.55 per share as a result of increased sales and gross profit, partially offset by increased selling and administrative expenses and an increased provision for taxes.

     Comparison of Fiscal Year ended June 30, 1994 and June 30, 1993

     Net sales of $93.5 million increased 28.9% over 1993 net sales of $72.6 million. Lighting segment sales increased 34.5% with sales increases in all major markets served: the commercial/industrial lighting market, the petroleum/convenience store market, and the multi-site retail market. Graphics segment sales increased 21.4% with increases in sales of both graphics and printed products in the petroleum/convenience store market, the multi-site retail market, as well as other markets served. One customer, Chevron U.S.A., accounted for 12.6% of consolidated net sales in 1994 and 12.9% in 1993. The Company believes that it continues to maintain a good business relationship with this major customer; however, the level of total sales is never assured in the future. Inflation did not have a significant impact on sales in 1994 as competitive pricing pressures held price increases to a minimum.

     Gross profit of $31.1 million, or 33.3% of net sales, increased over last year's gross profit of $22.8 million or 31.4% of net sales. The 36.6% increase in amount of gross profit is directly related to the 28.9% increase in net sales, to economies associated with increased production and manufacturing throughput, to facilities consolidation, and to an improved materials cost percentage related to product mix and cost reduction programs. Selling and administrative expenses of $24.0 million increased from $20.2 million, but decreased as a percentage of net sales to 25.7% from 27.8%. The increase in amount is primarily related to the increased sales volume and improved operating performance.

     Interest expense decreased in 1994 from $503,000 to $199,000 primarily as a result of decreased average borrowings and also due to reduced effective borrowing rates. Other expense consists primarily of $250,000 net loss on disposition of assets in 1994 and a $520,000 gain on sale of an asset in 1993. Income tax expense of $2.5 million or 37.0% of income before taxes compares to tax expense of $0.9 million or 35.7% in 1993. The increase in income tax expense is related primarily to the increased taxable income.

     Net income of $4.2 million or $.55 per share increased from 1993 net income of $1.7 million or $.23 per share due to the increased gross profit on higher sales volume and to reduced interest expense, partially offset by the increased selling and administrative expenses, loss on disposition of assets, and increased tax provision.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1995 the Company had working capital of $18.5 million, compared to $17.8 million at June 30, 1995. The ratio of current assets to current liabilities remained at 1.74 to 1. The increased working capital is primarily attributed to increases in accounts receivable and inventories, and to a reduction in accrued expenses, partially offset by increases in notes payable to banks, to increases in accounts payable (related to increased sales and production volumes), and to decreased cash.

     The Company generated $1.8 million in cash from operating activities in fiscal year 1995 as compared to $7.6 million in fiscal year 1994. The Company generated less cash from operating activities in 1995 due to payment of $5.8 million of income tax (includes fiscal 1994 taxes as well as fiscal 1995 estimated tax payments), a $4.9 million increase in accounts receivable related entirely to increased net sales, and a $7.5 million increase in inventories related generally to increased sales and production volumes. Approxi-mately $4.9 million of the $7.5 million increase in inventories between years is specifically related to a temporary inventory stocking program for the Company's largest customer, with approximately $4.2 million having been received from this customer as a cash prepayment that has been classified as a current liability until the inventory is shipped and revenue is recorded.

     Total long-term debt increased $4.5 million in fiscal year 1995 primarily in support of $5.1 million of facilities and equipment expansion, and for increased working capital to fund both the growth in business and a total of $1.1 million of cash dividend payments. The Company used $0.6 million in cash for operating activities in the first quarter of fiscal year 1996 as compared to a use of $2.9 million in the first quarter of fiscal year 1995. During the first quarter of fiscal 1996 receivables increased $2.4 million in line with increased sales volume while days sales outstanding decreased over the quarter. Accrued expenses decreased by $1.7 million in the first quarter of fiscal 1996 primarily as a result of a reduction in customer prepayments resulting from inventory shipments, and decreased by $2.5 million in the first quarter of fiscal 1995 primarily as a result of payment of federal income taxes.

     The combined effect during the first quarter of fiscal 1996 of inventories increasing by $0.7 million with continued increased sales and production requirements, capital spending of approximately $1 million, and cash dividend payments of $0.7 million resulted in a reduction of cash during the quarter and in a $1.5 million increase in the Company's revolving line of credit. The debt to equity ratio of .28 to 1 at September 30, 1995 decreased from .30 to 1 as of June 30, 1995. The Company's primary source of liquidity continues to be its lines of credit, which carried $8.9 million of available borrowing capacity as of November 30, 1995.

     Capital expenditures of $1.0 million in the first quarter of fiscal year 1996 compare to $0.8 million in the comparable period last year. Spending in fiscal year 1996 is primarily related to manufacturing equipment and process improvements and is expected to total approximately $4.4 million for the full year, with funding principally out of cash flows from operations as well as from the Company's lines of credit.

     The Company has two revolving lines of credit totaling $13.0 million, with $8.9 million available as of November 30, 1995. One of the Company's lines of credit in the amount of $5.0 million was renewed in November 1995 and will expire in November 1996. After the Offering, the Company will have approximately
$          in working capital and will have $13.0 million available under its two bank revolving lines of credit. The Company believes that the total of available lines of credit plus cash flows from operating activities is adequate for the Company's 1996 operational and capital expenditure needs. The Company is in compliance with all of its loan covenants.

     The Company continues to seek opportunities to invest in new products and markets, and in acquisitions which fit its strategic growth plans in the lighting and graphics markets. The Company believes that adequate financing for any such investments or acquisitions will be available through future borrowings due to the enhanced financial condition of the Company after the Offering or through the issuance of Common Shares in payment for acquired businesses.

QUARTERLY RESULTS

     The following table presents certain unaudited financial information for the last nine fiscal quarters:

                                                            THREE MONTHS ENDED
                         ----------------------------------------------------------------------------------------
                         9/30/93   12/31/93  3/31/94   6/30/94   9/30/94   12/31/94  3/31/95   6/30/95   9/30/95
                         --------  --------  --------  --------  --------  --------  --------  --------  --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
  Net sales............. $ 23,571  $ 25,312  $ 20,273  $ 24,379  $ 29,320  $ 32,364  $ 26,920  $ 31,323  $ 35,882
  Gross profit..........    8,169     8,764     6,325     7,847     9,858    11,174     8,570    10,169    11,942
  Operating income......    2,162     2,340       850     1,788     2,953     3,486     1,291     2,532     3,630
  Net income............    1,317     1,403       453     1,017     1,849     2,159       749     1,417     2,194
  Net income per
     share.............. $   0.18  $   0.18  $   0.06  $   0.13  $   0.24  $   0.28  $   0.10  $   0.18  $   0.28

                                    BUSINESS

OVERVIEW

     LSI designs, engineers, manufactures and markets a broad array of quality, high-value lighting and graphics products for commercial/industrial lighting applications and corporate visual image programs. The Company's two core business segments are the Lighting Group and the Graphics Group. The Lighting Group is a leading supplier of outdoor, indoor, landscape and architectural lighting for the commercial/industrial and the petroleum/convenience store markets. The products of the Graphics Group comprise the major elements of visual image programs for the petroleum/convenience store market and for multi-site retail operations. LSI integrates its lighting and graphics capabilities in order to provide the principal indoor and outdoor aspects of a retail customer's comprehensive image identification program.

     The Company utilizes its lighting and graphics expertise and its nationwide service capabilities to position itself as a single-source provider of state-of-the-art lighting and graphics for image conscious retailers. The Company is the leading provider of lighting products and services to the petroleum/convenience store industry and has effectively used this leadership position to market its graphics expertise to customers in this industry. The Company continues to use this strategy to penetrate other national retailers with multi-site operations, including quick service and casual restaurants, video rental and eyewear chains, retail chain stores and automobile dealerships. Representative customers include Amoco, Arco, Chevron, Clark, Fina, Shell, Texaco, Circle K, National Convenience Stores, Boston Market, Burger King, Taco Bell, Wendy's, Best Buy, Target Stores, Chrysler, Ford, General Motors, Saturn and Toyota.

     The integration of LSI's lighting and graphics capabilities allows its customers to outsource to LSI the development of an entire visual image program from design stage through installation. The Company believes national retailers increasingly are seeking single-source suppliers that possess the ability to combine a wide offering of lighting and graphics solutions with the project management skills necessary to execute a comprehensive visual image program. Management believes that LSI's unique ability to combine its extensive line of lighting and graphics products and services differentiates the Company from its competition.

     The Company's sales growth has been driven by a number of factors, including the general state of the economy and, in particular, LSI's core petroleum customers. Additionally, the Company believes it has benefitted, and will continue to benefit, from corporate downsizing and the related outsourcing of certain non-core activities, such as visual identification projects, in addition to several trends, including:

     - importance of improved lighting in deterring crime and improving overall safety and security at retail facilities;

     - retailers' extended operating hours;

     - consolidation within retailing and the commensurate need to re-image acquired properties;

     - retailers' need to present a uniform visual corporate identity; and

     - retailers' efforts to improve the effectiveness of merchandising and advertising through the use of indoor and outdoor lighting and graphics.

     The Company has further increased the demand for both lighting and graphics products by improving the energy efficiency and maintenance requirements of several of its products. These improvements, together with the trends described above, motivate customers to upgrade or "retrofit" older, established retail locations. Such upgrades and "retrofits" account for a significant portion of the Company's net sales.

[The Schematic drawing on pages 16 and 17 shows the integration of the Company's lighting and 9 graphic products]


LSI Industries Inc. designs, engineers and manufactures a wide array of lighting and graphics products for corporate identity programs. The Company can coordinate all elements of a customer's program - design, color schemes, materials, and products - to create a consistent image both day and night. Supported by a strong manufacturing base, LSI offers a family of services to develop, produce and implement these products.


  -  Site Lighting
  -  Building Lighting
  -  Interior Lighting
  -  Landscape Lighting
  -  Illuminated Fascia
  -  Structural Graphics
  -  Menu Board Systems
  -  Lightboxes
  -  Graphics
        - Interior
        - Exterior
        - Window
        - Fleet
  -  Graphic Overlays
  -  Membrane Switches

The rendering below shows LSI's lighting and graphics elements in a typical petroleum/convenience store application. Many of these elements can be used in any retail application.

BUSINESS STRATEGY

     The Company is a leader in both the commercial/industrial lighting market and in the graphics market. The Company attributes its success to its focus on an on-going business strategy, the principal components of which are to:

     - Maintain Leadership in Commercial/Industrial Lighting. LSI has established itself as a leading supplier to the commercial/industrial lighting market. With its wide selection of outdoor, indoor, landscape and architectural lighting products and its large manufacturers' representative force, LSI believes it is well positioned to increase its penetration in this broad market.

     - Target Select Markets. The Company focuses its marketing and manufacturing activities on specific niche markets. Markets are evaluated on the basis of size, profit opportunity, and market share potential. LSI targets national retail customers who seek vendors that can provide a consistent customer image across the country on a high volume basis. By offering a full-range of industry-specific lighting and graphic products and services, the Company believes it can offer unparalleled value to its customers, thereby gaining competitive advantage. The Company is the leading supplier of lighting products and a leading supplier of graphics products to the petroleum/convenience store industry. The Company believes its market share is in excess of 70% in the lighting segment of the petroleum/convenience store industry.

     - Serve as Single-Source Provider. LSI has positioned itself as a single-source provider of integrated lighting and graphics products and services for its customers, thereby allowing the Company to successfully distinguish itself from its competitors. As the trend toward outsourcing continues, the Company believes its customers place increasingly high value on its one-stop service approach.

     - Develop Innovative Products. LSI continually seeks to develop and introduce technologically advanced and innovative products that anticipate the changing needs of its customers. The Company pursues alliances with certain key suppliers for the purpose of developing high-value lighting and graphics products, such as the recently introduced ScottsdaleTM (patent pending) canopy lighting fixture. This fixture, which was designed for new and "retrofit" canopy installations primarily in the petroleum/convenience store market, generates levels of light output equivalent to higher wattage fixtures while using significantly less energy. In addition to cost advantages, the new fixture provides ease of installation, low maintenance, and superior long-term operating performance. The Scottsdale lighting fixture was designed and developed in alliance with leading lamp and ballast manufacturers.

     - Optimize Product Mix and Manufacturing. The Company's products are designed and manufactured to provide maximum value and meet the high-quality, moderately-priced product requirements of the niche markets served. LSI generally avoids specialty or custom-designed, low-volume products and concentrates on relatively high-volume, standard product lines. By focusing its product offerings, the Company achieves significant manufacturing and cost efficiencies. The Company's lighting products are generally produced and shipped within two weeks after receipt of order. LSI believes its prompt shipment capability is important to its customers.

     - Pursue Complementary Acquisitions. LSI will continue to pursue acquisitions of companies engaged in various aspects of the lighting and graphics industries that it believes will be complementary to its existing business. The Company's past acquisitions have contributed to its historical growth in its commercial/industrial markets, provided entry into new market segments and product line diversification, as well as facilitated the integration of the Company's lighting and graphics disciplines.

PRODUCTS AND SERVICES

     LSI operates in two business segments, the Lighting Group and the Graphics Group. The schematic diagram on pages 16 and 17 shows the integration of some of the Company's lighting and graphics products and illustrates the convenience of using a single-source supplier.

     The following table sets forth net sales and operating income data for the Company's two business segments for the past three fiscal years and for the three months ended September 30, 1995.

                                          FISCAL YEARS ENDED JUNE 30,
                                       ---------------------------------
                                        1993         1994         1995       THREE MONTHS ENDED
                                       -------     --------     --------     SEPTEMBER 30, 1995
                                                            (IN THOUSANDS)   -------------------
    NET SALES:
      Lighting.......................  $41,768     $ 56,159     $ 72,782           $22,531
      Graphics.......................   30,795       37,376       47,145            13,351
                                       -------      -------     --------           -------
              Total..................  $72,563     $ 93,535     $119,927           $35,882
                                       =======      =======     ========           =======
    OPERATING INCOME:
      Lighting.......................  $ 1,004     $  3,684     $  4,937           $ 1,901
      Graphics.......................    1,614        3,456        5,325             1,729
                                       -------      -------     --------           -------
              Total..................  $ 2,618     $  7,140     $ 10,262           $ 3,630
                                       =======      =======     ========           =======

    LIGHTING

     The Company's lighting fixtures, poles and brackets are produced in a variety of designs, styles and finishes. Important functional variations include types of mounting, such as pole, bracket and surface, and the nature of the light requirement, such as down-lighting, wall-wash lighting, flood-lighting, area lighting and security lighting. The Company's engineering staff conducts site studies, photometric analyses, and windload safety studies for its customers and also designs the Company's fixtures and systems. The Company's lighting products utilize high-intensity lamps, particularly metal-halide. All of the Company's products are designed for economy and energy efficiency, reliability, ease of installation and service, as well as attractive appearance. The Company's Lighting Group, in descending order of contribution to net sales, consists of:

          LSI Lighting Systems

          Lighting Systems, founded in 1976, produces a wide range of outdoor lighting fixtures, poles and brackets. This business unit serves all major segments of the outdoor lighting market, including petroleum/convenience stores, automobile dealerships, recreational areas, landscaped areas, sports facilities, shopping centers, roadways, parking garages, warehouses and apartment and office complexes.

          Abolite Lighting

          Abolite, acquired in 1989, produces a select line of indoor and outdoor lighting products and specializes in designer-type fixtures focusing on several market areas, including retail/shopping centers, casual dining restaurants, sports facilities, theme parks, automotive dealerships (interior) and various specialty commercial and recreational facilities.

          Greenlee Lighting Inc.

          Greenlee, acquired in 1988, produces specialty outdoor lighting for commercial and residential landscape and architectural lighting applications.

          LSI Images

          Images, established in fiscal 1995, is a manufacturer of menu board systems. This business unit also markets the LSI family of products, both lighting and graphics, to the quick service restaurant industry. Images will focus on both freestanding quick service restaurants and less traditional locations such as food service areas in petroleum/convenience stores, food courts, retail stores, airports, and school lunchrooms. Sales of graphics products are reported with the results of the Graphics Group.

     GRAPHICS

     The Graphics segment designs, manufactures and sells a variety of interior and exterior screen printed graphics products used in visual image programs. LSI's extensive product offering, capability of managing nationwide installation programs, and lighting and graphics expertise provide significant competitive advantages. The Company's staff works with corporations and their design firms to establish and implement cost effective image programs. Increasingly, the Company is asked to be the primary supplier of exterior and interior graphics for its clients. The Company's Graphics Group, in descending order of contribution to net sales, consists of:

          SGI Integrated Graphic Systems, Inc.

          SGI, acquired in 1989, produces various corporate identity graphic elements including structural, point of purchase, fleet markings, and decal graphics. This business unit's major markets are the petroleum/convenience store, restaurant, and specialty retail markets. SGI also produces high-tolerance graphics for the electronics and instrumentation industries. In addition, SGI manages installation programs for its customers by hiring local and regional contractors.

          Insight Graphic Systems

          Insight produces illuminated and non-illuminated fascia systems for the petroleum/convenience store, quick service restaurant and banking markets.

     LIGHTING + GRAPHICS = IMAGE

     LSI has been successful in its efforts to market its lighting and graphics products and services on an integrated basis to customers in the petroleum/convenience store market. The Company is actively promoting this dual capability to other national retailers that have multi-site locations and require a consistent visual image. The Company's unique ability to integrate lighting and graphics allows it to position itself as a primary supplier of visual image programs. With LSI's capabilities, a customer can avoid having to separate its lighting and graphics projects among multiple suppliers. Consequently, customers can consolidate project coordination with LSI to ensure proper production, timely delivery of all elements and uniform presentation of colors, logos and graphics. With the recent opening of the Image Center in Cincinnati, Ohio, LSI can now offer its customers assistance with all phases of their nationwide image programs: planning, implementation, installation and maintenance.

     The Image Center, unique within the lighting and graphics industry, is a facility that can produce a computer-generated "virtual" prototype of a customer's facility on a large screen through the combination of high tech computer software with sophisticated audio/visual presentation. With this system, the customer can instantly explore a wide variety of lighting and graphics options developing consistent day and nighttime images.

     LSI's Image Center gives the customer more options, greater control, and more effective timing in the development of lighting and graphics solutions, all with much less expense than traditional prototyping. The Image Center's comprehensive product display areas, both inside and outside, aid the customer in making quick and effective lighting and graphic design decisions through hands-on product demonstration and training.

     With the investment in the Image Center, LSI has further enhanced its position as a highly qualified outsourcing partner capable of guiding a customer through various image alternatives utilizing the Company's lighting and graphics products and services. LSI believes this capability distinguishes it from its competitors and will become increasingly beneficial in attracting customers in the future.

     The following table sets forth the Company's principal product categories sold to representative major markets:

                                                               MAJOR MARKETS SERVED
                          ----------------------------------------------------------------------------------------------
                            PETROLEUM/
                           CONVENIENCE     COMMERCIAL/      AUTOMOTIVE    QUICK SERVICE      SHOPPING       SPECIALTY
   PRODUCT CATEGORIES         STORE         INDUSTRIAL      DEALERSHIP      RESTAURANT        CENTER          RETAIL
------------------------  --------------  --------------  --------------  --------------  --------------  --------------
Site Lighting                   X               X               X               X               X               X
------------------------------------------------------------------------------------------------------------------
Building Lighting               X               X               X               X               X               X
------------------------------------------------------------------------------------------------------------------
Landscape Lighting              X               X               X               X               X               X
------------------------------------------------------------------------------------------------------------------
Interior Lighting               X               X               X               X                               X
------------------------------------------------------------------------------------------------------------------
Fascia                          X                               X               X
------------------------------------------------------------------------------------------------------------------
Menu Boards                                                                     X
------------------------------------------------------------------------------------------------------------------
Lightboxes                      X               X               X               X               X               X
------------------------------------------------------------------------------------------------------------------
Decals                          X                               X               X
------------------------------------------------------------------------------------------------------------------
Fleet Markings                  X
------------------------------------------------------------------------------------------------------------------
Point-of-Sale Products          X                                               X                               X
------------------------------------------------------------------------------------------------------------------
Structural Graphics             X
------------------------------------------------------------------------------------------------------------------

MARKETING AND CUSTOMERS

     The Company's lighting products are sold nationwide using a combination of regional sales managers, manufacturer representatives, and distributors. LSI utilizes over 450 commissioned manufacturers' representatives employed by approximately 100 independent sales agencies. Although in some cases the Company sells directly to national firms, more frequently LSI is designated as a preferred vendor for product sales to customer-owned as well as franchised, licensed and dealer operations. The Company's graphics products are sold through its own sales force and select manufacturer representatives. LSI's marketing approach and means of distribution vary by product line and by type of market. Both the Company's regional sales managers and its engineering staff provide recommendations and full technical support for site studies, photometric engineering, and windload safety factors.

     Sales are developed by contacts with national retail marketers, franchise and dealer operations. In addition, sales are also achieved through planning departments, local architects, engineers, petroleum and electrical distributors and contractors.

     Representative customers in each of the Company's primary markets are set forth in the following table:

        PETROLEUM/CONVENIENCE                       COMMERCIAL/                            AUTOMOTIVE
                STORE                               INDUSTRIAL                             DEALERSHIP
        ---------------------                       -----------                            ----------
                Amoco                                 Texaco                                Chrysler
                Arco                           Celebration Stations                           Ford
               Chevron                        Disney Pleasure Island                     General Motors
              Circle K                           Kenosha Dog Track                            Honda
                Clark                               MGM Studios                              Nissan
                Exxon                         Paramount Entertainment                        Saturn
                Fina                            Pittsburgh Airport                           Toyota
                Shell                   Washington Metro Transit Authority

            QUICK SERVICE                            SHOPPING                               SPECIALTY
             RESTAURANT                               CENTER                                 RETAIL
            --------------                           ---------                              ---------
            Boston Market                           Albertson's                            Ann Taylor
             Burger King                             Best Buy                          Disney Imaginarium
         Long John Silver's                       Builders Square                        Frank's Nursery
                 KFC                                   KMart                               The Limited
             McDonald's                               Kohl's                             Tommy Hilfiger
              Taco Bell                            Target Stores                           Value City
               Wendy's                              Winn Dixie

MANUFACTURING AND PRODUCTION

     LSI designs, engineers and manufactures substantially all of its lighting and graphics products. By emphasizing high-volume production of standard product lines LSI achieves significant manufacturing efficiencies. When appropriate, the Company utilizes alliances with vendors to outsource certain products and assemblies.

     LSI Metal Fabrication, acquired in 1994, primarily serves as a support facility for all of LSI's business units providing a wide range of precision metal fabrication, metal stamping and powder coat finishing services.

     The principal raw materials and purchased components used in manufacturing the Company's products are steel, aluminum, wire, sockets, lamps, certain fixture housings, acrylic and glass lenses, lighting ballasts, inks and various substrates (decal material, vinyls, etc. for graphics). LSI sources these materials and components from a variety of suppliers. Although an interruption of these supplies and components could disrupt the Company's operations, LSI believes that alternative sources of supply exist and could be readily arranged. LSI strives to reduce price volatility in its purchases of raw materials and components through quarterly and, in some cases, annual contracts with certain of its suppliers.

     The Company's manufacturing operations are subject to various federal, state and local regulatory requirements relating to environmental protection and occupational health and safety. The Company does not expect to incur material capital expenditures with regard to these matters and believes its facilities are in compliance with such regulations.

     LSI relies on proprietary expertise, trademarks and, to a lesser extent, patents to protect its rights regarding products, manufacturing processes, and product development, all of which the Company believes are important to its competitive position and success. The Company does not have any license agreements and does not believe that patent protection is critical to the success of its business.

COMPETITION

     The lighting and graphics industries are highly competitive. LSI encounters strong competition in all markets served by the Company's product lines. The Company has many competitors, some of which have greater financial and other resources. LSI considers product quality and performance, price, customer service, prompt delivery and reputation to be important competitive factors.

EMPLOYEES

     The Company has approximately 800 full-time employees, of whom 120 are sales and marketing, 90 administrative, 40 engineering, and the remainder manufacturing. In addition, the Company from time-to-time during high production periods uses a substantial number of temporary employees, which may average as high as 300, in order to meet customer demand for products. The Company has a comprehensive compensation and benefit program for employees, including competitive wages, a discretionary bonus plan, a profit-sharing plan, a retirement plan, a stock option plan, and medical and dental insurance. None of the Company's employees are covered by a collective bargaining agreement. LSI has never experienced any work stoppages or slowdowns and considers its relationship with its employees to be good.

FACILITIES

     The Company's facilities are as follows:

                       DESCRIPTION                          SQ. FT.       LOCATION       STATUS
----------------------------------------------------------  -------   -----------------  ------
LSI Corporate Headquarters, and lighting fixture and
  graphics manufacturing..................................  225,000   Cincinnati, OH     owned
LSI pole manufacturing and dry powder-coat painting.......  131,000   Cincinnati, OH     owned
LSI Metal Fabrication and LSI Images manufacturing and dry
  powder-coat painting....................................   96,000   Independence, KY   owned
SGI office, screen printing, manufacturing, and structural
  graphics manufacturing..................................  221,000   Houston, TX        leased
Greenlee office and manufacturing.........................   33,000   Dallas, TX         leased
                                                            -------
     Total................................................  706,000

     LSI considers these facilities adequate for its current level of operations and does not anticipate any difficulty in locating additional facilities, if required. The Company has sufficient property contiguous to its current owned facilities to expand such facilities if required. The Company's equipment consists primarily of metal-working, metal-treatment, painting and screen printing equipment.

                        EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the directors and executive officers of the Company as of December 14, 1995:

                     NAME                   AGE                    POSITION
                     ----                   ---                    --------
    Robert J. Ready.......................  55      President and Chairman of the Board
    James P. Sferra.......................  56      Executive Vice
                                                    President - Manufacturing and Director
    Donald E. Whipple.....................  59      President, LSI Lighting Systems and
                                                      Insight Graphic Systems, Secretary
                                                      and Director
    John N. Taylor, Jr. ..................  60      Director
    Michael J. Burke......................  52      Director and Assistant Secretary
    Allen L. Davis........................  53      Director
    Peter F. Carey........................  48      President, SGI Integrated Graphic
                                                      Systems, Inc.
    Ronald S. Stowell.....................  45      Chief Financial Officer and Treasurer

     Mr. Ready is the founder of the Company and has been its President and a Director since 1976. Mr. Ready was appointed Chairman of the Board of Directors in February 1985. Mr. Ready is also a Director of Meridian Diagnostics, Inc.

     Mr. Sferra shared in the formation of the Company. Mr. Sferra has served as Corporate Vice President of Manufacturing from November 1989 to November 1992, and as Executive Vice President - Manufacturing since then. Prior to that, he served as Vice President - Manufacturing of the LSI Lighting Systems division. Mr. Sferra has served as a Director since 1976.

     Mr. Whipple shared in the formation of the Company. Mr. Whipple has served as President of LSI Lighting Systems and Insight Graphics since November 1989 and November 1991, respectively. Prior to that, he served as Executive Vice President of the Company. Mr. Whipple has served as Director and as Secretary since 1976.

     Mr. Taylor was elected a Director of the Company in November 1992. Mr. Taylor is Chairman and Chief Executive Officer of Kurz-Kasch, Inc., a specialty manufacturer of plastic-based components, precision solenoids, stators and coil products, headquartered in Dayton, Ohio. Mr. Taylor is a Director of Robbins & Myers, Inc.

     Mr. Burke was elected a Director and Assistant Secretary of the Company in February 1985. Mr. Burke is a Managing Partner of the Cincinnati law firm of Keating, Muething & Klekamp, counsel to the Company, and has been associated with Keating, Muething & Klekamp since 1968.

     Mr. Davis was elected a Director of the Company in February 1985. Mr. Davis has been the President and Chief Executive Officer, and a Director of Provident Bancorp, Inc. and The Provident Bank, Cincinnati, Ohio since 1986 and 1984, respectively.

     Mr. Stowell has served as Chief Financial Officer since joining the Company in December 1992 and was appointed Treasurer in November 1993. Prior to that, and since 1985, Mr. Stowell served as Corporate Controller of Essef Corporation, Chardon, Ohio, a manufacturer of high performance composite and engineered plastics products.

     Mr. Carey has been President of SGI Integrated Graphic Systems since November 1993 and was the Executive Vice President and Chief Operating Officer from October 1991 to November 1993. From 1990 to September 1991 he was Executive Vice President of Stout Industries, a screen printer of point-of-purchase signs. Prior to that he was Vice President of Marketing of PlastiLine, Inc., a manufacturer of outdoor signs.

     None of the officers or directors is related.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth beneficial ownership of LSI Common Shares at December 14, 1995, and after this Offering by each Selling Shareholder and by Directors and executive management.

                                           PRIOR TO OFFERING                              AFTER OFFERING
                                    -------------------------------               -------------------------------
                                      COMMON SHARES                   SHARES TO     COMMON SHARES
               NAME                 BENEFICIALLY OWNED   PERCENTAGE    BE SOLD    BENEFICIALLY OWNED   PERCENTAGE
               ----                 ------------------   ----------   ---------   ------------------   ----------
Robert J. Ready...................         721,032(1)        9.2%      150,000           571,032(1)        6.4%
James P. Sferra...................         493,945(2)        6.3%      250,000           243,945(2)        2.7%
Donald E. Whipple.................         436,419(3)        5.6%      250,000           186,419(3)        2.1%
John N. Taylor, Jr. ..............         361,450(4)        4.6%       50,000           311,450(4)        3.5%
Michael J. Burke..................          31,000(5)          *            --            31,000(5)          *
Allen L. Davis....................          27,812(6)          *            --            27,812(6)          *
Peter F. Carey....................          29,101(7)          *            --            29,101(7)          *
Ronald S. Stowell.................          12,374(8)          *            --            12,374(8)          *
                                         ---------         -----       -------         ---------        ------
All Directors and Executive
  Officers as a Group (Eight
  Persons)........................       2,113,133          27.0%      700,000         1,413,133          15.8%

---------------
(1) Includes exercisable options for 79,545 shares and 130,488 shares held in trust for Mr. Ready's children.

(2) Includes exercisable options for 38,286 shares and 26,931 shares held by Mr. Sferra's children.

(3) Includes exercisable options for 32,030 shares and 36,155 shares held by Mr. Whipple's children.

(4) Includes exercisable options for 5,500 shares and indirect beneficial ownership for Mr. Taylor of 207,900 shares.

(5) Includes exercisable options for Mr. Burke of 16,000 shares.

(6) Includes exercisable options for Mr. Davis of 16,000 shares.

(7) Includes exercisable options for Mr. Carey of 15,789 shares.

(8) Includes exercisable options for Mr. Stowell of 7,874 shares.

  * Less than 1%.

                          DESCRIPTION OF CAPITAL STOCK

     The following description is a summary and is qualified in its entirety by the provisions of the Company's Articles of Incorporation, Code of Regulations and the Ohio Revised Code.

COMMON SHARES

     Holders of Common Shares are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders do not have the right to cumulate their votes in the election of directors.

     Holders of Common Shares are entitled to share in such dividends as the Board of Directors, in its discretion, may declare. In the event of liquidation, each outstanding Common Share entitles its holder to participate ratably in the assets remaining after payment of liabilities. Shareholders have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or any other securities of the Company. There are no redemption or sinking fund provisions with regard to the Common Shares. All outstanding Common Shares are fully paid, validly issued and non-assessable.

     The vote of holders of 66 2/3% of all outstanding Common Shares is required to amend the Articles of Incorporation and to approve mergers, reorganizations, and similar transactions.

PREFERRED SHARES

     Up to 1,000,000 shares of preferred shares may be issued from time to time in series having such designated preferences and rights, qualifications, and limitations as the Board of Directors may determine without any approval of shareholders. Preferred shares could be given rights which would adversely affect the equity of holders of Common Shares and could have preferences to Common Shares with respect to dividend and liquidation rights. The preferred shares could have the effect of acting as an anti-takeover device to prevent a change of control of the Company.

PROVISIONS AFFECTING BUSINESS COMBINATIONS

     LSI's Articles of Incorporation require approval by 66 2/3% of the voting power of disinterested shareholders for any business combination between an interested shareholder and the Company for five years after such party became an interested shareholder. An interested shareholder is one beneficially owning 15% or more of the voting power. Business combinations include mergers, sales of assets and similar transactions. The Articles of Incorporation also require any person who becomes an interested shareholder to offer to purchase all voting securities of LSI and securities convertible into or constituting warrants or options to purchase such securities within 25 days after achieving 15% ownership. The price to be paid would be the higher of the highest price paid by the interested shareholder in acquiring such beneficial ownership or the highest trading price during the 45 day period commencing 70 days prior to the date that such person became an interested shareholder. These provisions are not applicable if the proposed business combination is approved prior to its consummation by a majority of disinterested directors or if the transaction by which a person becomes an interested shareholder is approved any time prior to that time by a majority of disinterested directors.

     The Company is also subject to Chapter 1704 of the Ohio Revised Code which prohibits the Company from entering into transactions with persons owning 10% or more of the outstanding voting power of the Corporation for at least three years after such person attains such 10% ownership unless the Board of Directors has approved the acquisitions of shares resulting in such ownership. The Company is also subject to sec.1701.831 of the Ohio General Corporation Law requiring shareholder approval of acquisitions by persons beyond 20%, 33 1/3% and 50% of the voting power of the Company. Ohio Revised Code sec.1707.043 requires a person or entity making a proposal to acquire the control of the Corporation to repay to the Company any profits made from trade in the Company's stock within 18 months after making the control proposal.

     These provisions of the Company's Articles of Incorporation and Ohio Law would be important in any attempted takeover of the Company and could operate, depending on how utilized by the Board of Directors, either to discourage a hostile takeover or to enable the Board to negotiate a higher price than may be initially proposed in any such situation.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the underwriters named below (the "Underwriters"), for whom Robert W. Baird and Co. Incorporated, A.G. Edwards & Sons, Inc. and The Ohio Company are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company and the Selling Shareholders, the respective number of Common Shares set forth opposite its name below:

                                                                          NUMBER OF
                                UNDERWRITERS                            COMMON SHARES
                                ------------                           ---------------
        Robert W. Baird & Co. Incorporated...........................
        A.G. Edwards & Sons, Inc.....................................
        The Ohio Company.............................................
                                                                          ---------
          Total......................................................     1,800,000
                                                                          =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 1,800,000 Common Shares offered hereby if any such Common Shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company and the Selling Shareholders have been advised by the Representatives that the several Underwriters propose to offer such Common Shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such prices less a concession not in
excess of $     per share. The Underwriters may allow and such dealers may
re-allow a concession not in excess of $     per share to other dealers.

     The Company and the Selling Shareholders have granted to the Underwriters an option, expiring 30 days from the date of this Prospectus, to purchase up to 270,000 additional Common Shares at the price to public less underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of Common Shares that the Underwriters have agreed to purchase. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

     The Company and each of its officers and directors have agreed that they will not sell, without the consent of the Representatives, any Common Shares or any securities convertible into Common Shares during the 180 days following the date of this Prospectus, except for the Common Shares offered in this Offering. The Representatives will not consent to any shortening of such periods unless, in their judgment, the timing of the sales and the number of Common Shares sold as a result of any said consent would not have a material adverse effect on the market for the Common Shares. In such event, such sales would not necessarily be preceded by a public announcement of the Company or the Representatives that such consent has been given.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities under the Securities Act of 1933 or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Keating, Muething & Klekamp, Cincinnati, Ohio. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Taft, Stettinius & Hollister, Cincinnati, Ohio.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of June 30, 1994 and June 30, 1995, and for each of the three years in the period ended June 30, 1995 included in this Prospectus have been so included in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                              LSI INDUSTRIES INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants....................................................     F-2
Consolidated Balance Sheets at June 30, 1994, June 30, 1995 and September 30, 1995...     F-3
Consolidated Income Statements for the years ended June 30, 1993, 1994 and 1995 and
  the three month periods ended September 30, 1994 and 1995..........................     F-4
Consolidated Statements of Cash Flows for the years ended June 30, 1993, 1994 and
  1995 and the three month periods ended September 30, 1994 and 1995.................     F-5
Consolidated Statements of Shareholders' Equity for the years ended June 30, 1993,
  1994 and 1995 and the three months ended September 30, 1995........................     F-6
Notes to Consolidated Financial Statements...........................................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of LSI Industries Inc.

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, cash flows and shareholders' equity present fairly, in all material respects, the financial position of LSI Industries Inc. and its subsidiaries at June 30, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Cincinnati, Ohio
August 18, 1995

                              LSI INDUSTRIES INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                JUNE 30
                                                          -------------------     SEPTEMBER 30
                                                           1994        1995           1995
                                                          -------     -------    -------------
                                                                                  (UNAUDITED)
ASSETS
Current Assets
  Cash..................................................  $ 1,614     $ 2,124        $ 1,342
  Accounts receivable, less allowance for doubtful
     accounts of $265, $242, and $246, respectively.....   14,376      19,273         21,661
  Inventories...........................................   11,079      18,584         19,275
  Refundable income taxes...............................       --         438             --
  Other current assets..................................    1,390       1,397          1,244
                                                          -------     -------        -------
     Total current assets...............................   28,459      41,816         43,522
Property, Plant and Equipment, at cost
  Land..................................................    2,482       2,512          2,512
  Buildings.............................................    7,536       8,967          9,859
  Machinery and equipment...............................   14,983      16,900         16,946
                                                          -------     -------        -------
                                                           25,001      28,379         29,317
  Less accumulated depreciation.........................   (8,550)     (8,981)        (9,517)
                                                          -------     -------        -------
  Net property, plant and equipment.....................   16,451      19,398         19,800
Goodwill................................................    1,377       1,339          1,330
                                                          -------     -------        -------
                                                          $46,287     $62,553        $64,652
                                                          =======     =======        =======
LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
  Notes payable to banks................................  $    --     $    --        $ 1,500
  Current maturities of long-term debt..................      265         842            843
  Accounts payable......................................    7,958      10,641         11,881
  Accrued expenses......................................    9,013      12,545         10,825
                                                          -------     -------        -------
     Total current liabilities..........................   17,236      24,028         25,049
Long-Term Debt..........................................    3,335       7,257          7,060
Other Long-Term Liabilities.............................      460         380             --
Deferred Income Taxes...................................    1,275       1,435          1,455
Shareholders' Equity
  Preferred shares, without par value; authorized
     1,000,000 shares, none issued......................       --          --             --
  Common shares, without par value; authorized
     13,000,000 shares; outstanding 7,466,951, 7,554,229
     and 7,613,776 shares, respectively, including the
     effect of a three-for-two stock split
     (see Note 6).......................................    7,539       7,915          8,040
  Retained earnings.....................................   16,442      21,538         23,048
                                                          -------     -------        -------
     Total shareholders' equity.........................   23,981      29,453         31,088
                                                          -------     -------        -------
                                                          $46,287     $62,553        $64,652
                                                          =======     =======        =======

   The accompanying notes are an integral part of these financial statements.

                              LSI INDUSTRIES INC.

                         CONSOLIDATED INCOME STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 THREE MONTHS
                                                                                     ENDED
                                               YEARS ENDED JUNE 30               SEPTEMBER 30
                                         --------------------------------     -------------------
                                          1993        1994         1995        1994        1995
                                         -------     -------     --------     -------     -------
                                                                                  (UNAUDITED)
Net sales..............................  $72,563     $93,535     $119,927     $29,320     $35,882
Cost of products sold..................   49,789      62,430       80,156      19,462      23,940
                                         -------     -------     --------     -------     -------
  Gross profit.........................   22,774      31,105       39,771       9,858      11,942
Selling and administrative expenses....   20,156      23,965       29,509       6,905       8,312
                                         -------     -------     --------     -------     -------
  Operating income.....................    2,618       7,140       10,262       2,953       3,630
Interest expense.......................      503         199          459          64         143
Other (income) expense.................     (481)        290          160           9           5
                                         -------     -------     --------     -------     -------
  Income before income taxes...........    2,596       6,651        9,643       2,880       3,482
Income tax expense.....................      927       2,461        3,469       1,031       1,288
                                         -------     -------     --------     -------     -------
  Net income...........................  $ 1,669     $ 4,190     $  6,174     $ 1,849     $ 2,194
                                         =======     =======     ========     =======     =======
Net income per share...................  $   .23     $   .55     $    .79     $   .24     $   .28
Average shares outstanding.............    7,385       7,656        7,802       7,748       7,961
  (see Note 6)

   The accompanying notes are an integral part of these financial statements.

                              LSI INDUSTRIES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                  THREE MONTHS
                                                 YEARS ENDED JUNE 30           ENDED SEPTEMBER 30
                                           -------------------------------     -------------------
                                            1993        1994        1995        1994        1995
                                           -------     -------     -------     -------     -------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.............................  $ 1,669     $ 4,190     $ 6,174     $ 1,849     $ 2,194
  Non-cash items included in income
     Depreciation and amortization.......    1,731       1,794       2,074         457         567
     Deferred income taxes...............      691        (234)         85          54          20
     Loss (gain) on disposition of fixed
       assets............................       --         250         122          --          (4)
  Change in
     Accounts receivable.................     (672)     (2,744)     (4,897)     (3,196)     (2,388)
     Inventories.........................       44      (3,481)     (7,505)     (1,772)       (691)
     Refundable income taxes.............    2,228         134        (438)         --         438
     Accounts payable....................      208       2,087       2,683       2,212       1,240
     Accrued expenses and other..........      (58)      5,833       3,590      (2,508)     (1,895)
  Net cash used by discontinued
     operations
       Other changes in net assets.......   (1,232)       (245)        (70)        (26)        (52)
                                           -------     -------     -------     -------     -------
          Net cash flows from operating
            activities...................    4,609       7,584       1,818      (2,930)       (571)
                                           -------     -------     -------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant, and
     equipment...........................   (1,253)     (4,609)     (5,117)       (777)       (960)
  Proceeds from sale of fixed assets.....       --          13          12          --           4
                                           -------     -------     -------     -------     -------
          Net cash flows from investing
            activities...................   (1,253)     (4,596)     (5,105)       (777)       (956)
                                           -------     -------     -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase (decrease) in lines of
     credit..............................   (1,458)     (1,312)         --         375       1,500
  Payment of long-term debt..............   (1,727)     (3,957)       (451)        (29)       (196)
  Increase in long-term debt.............       --       3,600       4,950       2,500          --
  Cash dividends paid....................     (234)       (234)     (1,078)       (476)       (684)
  Exercise of stock options..............       --         370         376         100         125
                                           -------     -------     -------     -------     -------
          Net cash flows from financing
            activities...................   (3,419)     (1,533)      3,797       2,470         745
                                           -------     -------     -------     -------     -------
Increase (decrease) in cash..............      (63)      1,455         510      (1,237)       (782)
Cash at beginning of period..............      222         159       1,614       1,614       2,124
                                           -------     -------     -------     -------     -------
Cash at end of period....................  $   159     $ 1,614     $ 2,124     $   377     $ 1,342
                                           =======     =======     =======     =======     =======
Supplemental cash flow information
  Interest paid..........................  $   540     $   210     $   438     $    70     $   171
  Income taxes paid (refunded), net......  $(2,010)    $   204     $ 5,831     $ 2,446     $    74

   The accompanying notes are an integral part of these financial statements.

                              LSI INDUSTRIES INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   COMMON SHARES
                                                --------------------
                                                NUMBER OF                RETAINED
                                                 SHARES       AMOUNT     EARNINGS       TOTAL
                                                ---------     ------     ---------     -------
BALANCE AT JUNE 30, 1992......................    7,367       $7,169      $11,051      $18,220
  Net income..................................       --          --         1,669        1,669
  Dividend -- $.03 per share..................       --          --          (234)        (234)
                                                ---------     ------     ---------     -------
BALANCE AT JUNE 30, 1993......................    7,367       7,169        12,486       19,655
  Net income..................................       --          --         4,190        4,190
  Stock options exercised.....................      100         370            --          370
  Dividend -- $.03 per share..................       --          --          (234)        (234)
                                                ---------     ------     ---------     -------
BALANCE AT JUNE 30, 1994......................    7,467       7,539        16,442       23,981
  Net income..................................       --          --         6,174        6,174
  Stock options exercised.....................       87         376            --          376
  Dividends -- $.15 per share.................       --          --        (1,078)      (1,078)
                                                ---------     ------     ---------     -------
BALANCE AT JUNE 30, 1995......................    7,554       7,915        21,538       29,453
  Net income (a)..............................       --          --         2,194        2,194
  Stock options exercised (a).................       60         125            --          125
  Dividends -- $.09 per share (a).............       --          --          (684)        (684)
                                                ---------     ------     ---------     -------
BALANCE AT SEPTEMBER 30, 1995 (a).............    7,614       $8,040      $23,048      $31,088
                                                ==========    =======    =========     =======

---------------

(a) Unaudited information

   The accompanying notes are an integral part of these financial statements.

                              LSI INDUSTRIES INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION:

     The consolidated financial statements include the accounts of LSI Industries Inc. and its subsidiaries, all of which are wholly owned. All significant intercompany transactions have been eliminated.

RECLASSIFICATION:

     Certain reclassifications have been made to prior year amounts in order to be consistent with the presentation for the current year.

REVENUE RECOGNITION:

     Revenue is recognized when the customer accepts title and the resultant risks and rewards of ownership. Generally this occurs upon shipment of goods or shortly thereafter. Amounts received from customers prior to the recognition of revenue are accounted for as customer prepayments.

CASH:

     The cash balance includes cash and cash equivalents which have maturities of less than three months.

INVENTORIES:

     Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT AND RELATED DEPRECIATION:

     Property, plant and equipment are stated at cost. Major additions and betterments are capitalized while maintenance and repairs are expensed. For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets.

GOODWILL:

     The excess of cost over fair value of assets acquired ("goodwill") is amortized over a forty year period. As of June 30, 1994 and 1995, accumulated amortization of goodwill was $210,000 and $248,000, respectively. The Company periodically evaluates goodwill and other long-lived assets for permanent impairment based upon anticipated cash flows. To date no impairments have been recorded, nor are any anticipated.

EMPLOYEE BENEFIT PLANS:

     The Company has a defined contribution retirement plan and a discretionary profit sharing plan covering substantially all of its employees. The costs of employee benefit plans are charged to expense and funded annually. Total costs relating to continuing operations were $567,000 in 1993, $942,000 in 1994 and $1,004,000 in 1995.

INCOME TAXES:

     Deferred income taxes are provided on items reported in income in different periods for financial reporting and tax purposes.

NET INCOME PER COMMON SHARE:

     The computation of net income per common share is based on the weighted average common shares outstanding for the period, including common share equivalents (dilutive stock options). Dilutive stock options amounted to 18,000 shares in 1993, 236,000 shares in 1994 and 287,000 shares in 1995. See also Note 6.

UNAUDITED INTERIM FINANCIAL INFORMATION:

     The interim financial information for the three month periods ended September 30, 1994 and 1995 and as of September 30, 1995 and subsequent thereto are unaudited. In the opinion of management, the accompanying interim financial information has been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting of only normal, recurring adjustments, necessary to present fairly the Company's financial position and results of operations for the periods then ended.

NOTE 2 -- DISCONTINUED OPERATIONS

     In 1992 the Company sold the assets and operations of its U.K. subsidiary, Duramark, to its management and reported a loss from discontinued operations. Consideration received included cash, assumption of liabilities by management, and rights to a percentage of future profits of the operation earned on or before May 31, 1996 (to which no value was assigned). The maximum amount receivable is not material, is subject to a time limit, and realizability is believed not to be certain.

     The remaining liabilities which were not assumed by the management buy-out group of the discontinued operations, net of related taxes, have been classified in the consolidated balance sheets as follows:

                                                                      JUNE 30     JUNE 30
                                                                       1994        1995
                                                                      -------     -------
    (in thousands)
         Accrued expenses...........................................   $ 396       $ 429
         Other long-term liabilities................................     460         380
                                                                      -------     -------
              Total.................................................   $ 856       $ 809
                                                                      =======     =======

NOTE 3 -- BUSINESS SEGMENT INFORMATION

     LSI operates in two business segments -- Lighting and Graphics. The Lighting segment manufactures and sells outdoor, indoor and landscape lighting fixtures as well as menu boards and light boxes to the petroleum/convenience store, multi-site retail and commercial/industrial markets. The Lighting segment includes the operations of LSI Lighting Systems, Abolite Lighting, Greenlee Lighting, LSI Images, and LSI Metal Fabrication. The Graphics segment manufactures and sells screen printed materials and architectural graphic structures for the petroleum/convenience store and multi-site retail markets. The Graphics segment includes the operations of SGI and Insight Graphics.

     The following information is provided for the following periods:

                                                                1993        1994         1995
                                                               -------     -------     --------
                                                                        (IN THOUSANDS)
NET SALES:
  Lighting...................................................  $41,768     $56,159     $ 72,782
  Graphics...................................................   30,795      37,376       47,145
                                                               -------     -------     --------
                                                               $72,563     $93,535     $119,927
                                                               =======     =======     ========
OPERATING INCOME:
  Lighting...................................................  $ 1,004     $ 3,684     $  4,937
  Graphics...................................................    1,614       3,456        5,325
                                                               -------     -------     --------
                                                               $ 2,618     $ 7,140     $ 10,262
                                                               =======     =======     ========
IDENTIFIABLE ASSETS:
  Lighting...................................................  $23,465     $29,912     $ 36,433
  Graphics...................................................   12,447      14,523       23,280
                                                               -------     -------     --------
                                                                35,912      44,435       59,713
  Corporate..................................................    2,139       1,852        2,840
                                                               -------     -------     --------
                                                               $38,051     $46,287     $ 62,553
                                                               =======     =======     ========
CAPITAL EXPENDITURES:
  Lighting...................................................  $   904     $ 3,747     $  3,814
  Graphics...................................................      349         862        1,303
                                                               -------     -------     --------
                                                               $ 1,253     $ 4,609     $  5,117
                                                               =======     =======     ========
DEPRECIATION AND AMORTIZATION:
  Lighting...................................................  $ 1,103     $ 1,133     $  1,404
  Graphics...................................................      628         661          670
                                                               -------     -------     --------
                                                               $ 1,731     $ 1,794     $  2,074
                                                               =======     =======     ========

     Operating income of the business segments includes sales less all operating expenses including allocations of corporate expense, but excluding interest expense. Sales between business segments are immaterial.

     Identifiable assets are those assets used by each segment in its operations, including allocations of shared assets. Corporate assets consist primarily of cash, and refundable income taxes and, in fiscal 1993, a net receivable related to an asset that had been held for sale.

NOTE 4 -- BALANCE SHEET DATA

                                                                JUNE 30            SEPTEMBER 30
                                                          -------------------      -----------
                     (in thousands)                        1994        1995           1995
                                                          -------     -------        -------
                                                                                   (unaudited)

     INVENTORIES:
       Raw materials....................................  $ 5,926     $ 9,821        $ 10,093
       Work-in-process and finished goods...............    5,153       8,763           9,182
                                                          -------     -------        --------
                                                          $11,079     $18,584        $ 19,275
                                                          =======     =======        ========
     ACCRUED EXPENSES:
       Compensation and benefits........................  $ 3,447     $ 4,070        $  2,849
       Accrued income taxes.............................  $ 2,490     $   360        $  1,120
       Customer prepayments.............................  $   593     $ 5,648        $  4,433

NOTE 5 -- REVOLVING LINES OF CREDIT AND LONG-TERM DEBT

     The Company has lines of credit with its banks in the aggregate amount of $13,000,000, all of which is available at June 30, 1995. These revolving lines of credit are unsecured and expire in fiscal year 1996. The Company has a $6,700,000 term loan agreement with one of its banks and as of June 30, 1995, $6,365,000 is outstanding. Equal quarterly principal payments, plus interest, continue through December 2004. The term loan is secured by the Company's Ohio real estate and selected equipment, with a total net carrying value of $11.3 million. Interest on the revolving lines of credit and the term loan is charged based upon a 1.0 and a 1.25 percentage point increment, respectively, over the LIBOR rate as periodically determined, or at the banks' base lending rate, at the Company's option. Under terms of these agreements, the Company has agreed to maintain minimum levels of profitability and net worth, and is subject to certain maximum levels of leverage.

     In February 1995 the Company completed an Industrial Revenue Development Bond (IRB) borrowing in the amount of $1,250,000 associated with its facility in Northern Kentucky. The term of this IRB is 15 years with semi-annual interest payments and annual principal payments for retirement of bond principal in increasing amounts over the term of the bonds. The IRB interest rate is re-established semi-annually and is currently 6.15%, including a letter of credit fee. The IRB is secured by the Company's Kentucky real estate, which has a net carrying value of $1.2 million.

     The Company has equipment loans outstanding totaling $484,000 with two governmental agencies in Kentucky. The loans are for terms of five years at a weighted average interest rate of 2.2% and are secured by the Company's Kentucky equipment which has a net carrying value of $1.3 million. The Company makes quarterly principal and interest payments of $32,000 through June 1999 and has committed to specified job growth in its Kentucky facility.

                                                                             JUNE 30
                                                                        -----------------
                              (in thousands)                             1994       1995
                                                                        ------     ------
     LONG-TERM DEBT:
       Term loan at 7.25%.............................................  $3,000     $6,365
       Industrial Revenue Development Bond at 6.15%...................      --      1,250
       Equipment loans (average rate of 2.2%).........................     600        484
                                                                        ------     ------
                                                                         3,600      8,099
       Less current maturities........................................     265        842
                                                                        ------     ------
                                                                        $3,335     $7,257
                                                                        ======     ======

     Future maturities of long-term debt at June 30, 1995 are as follows (in thousands):

     1996     1997     1998     1999     2000     2001 AND AFTER
     -----    -----    -----    -----    -----    --------------
     $842     $850     $858     $860     $740         $3,949

NOTE 6 -- SHAREHOLDERS' EQUITY

     The Company has stock option plans which cover all of its full-time employees and has a plan covering all non-employee directors. The stock option plan for directors and a new plan for employees were adopted by the Board of Directors in May 1995, subject to shareholder approval in November 1995. The options granted pursuant to these plans are granted at fair market value at date of grant and generally become exercisable 25% per year (cumulative) beginning one year after the date of grant at the fair market value of the Common Shares at the date of grant. The number of shares reserved for issuance is 982,800, of which 491,000 shares are available for future grant as of June 30, 1995. The plan allows for the grant of both incentive stock options and non-qualified stock options.

                                                                    SHARES         AVERAGE
                                                                (IN THOUSANDS)      PRICE
                                                                --------------     -------
    OPTIONS OUTSTANDING AT JUNE 30, 1992......................        450           $3.36
      Options granted.........................................        113            2.23
      Options terminated......................................        (50)           3.45
                                                                   ------
    OPTIONS OUTSTANDING AT JUNE 30, 1993......................        513            3.13
      Options granted.........................................        182            4.58
      Options terminated......................................        (34)           3.37
      Options exercised.......................................       (107)           3.28
                                                                   ------
    OPTIONS OUTSTANDING AT JUNE 30, 1994......................        554            3.56
      Options granted.........................................         42            9.71
      Options terminated......................................        (12)           3.37
      Options exercised.......................................        (92)           3.37
                                                                   ------
    OPTIONS OUTSTANDING AT JUNE 30, 1995......................        492           $4.13
                                                                   ======

     At June 30, 1995, there were 281,000 options exercisable at an average price of $4.22 per share.

     On August 18, 1995, the Board of Directors declared a regular quarterly dividend of $.04 per share and a special $.05 per share cash dividend to be paid September 22, 1995 to shareholders of record on September 11, 1995. Earnings per share and common shares outstanding for all periods reflect a three-for-two stock split effective August 4, 1995. Annual cash dividend payments made during fiscal years 1993, 1994 and 1995 were $.03, $.03, and $.15, respectively.

NOTE 7 -- SALES TO MAJOR CUSTOMERS

     The Company made sales in both the Lighting and Graphics segments to a major customer which exceeded 10% of consolidated net sales. Sales to Chevron U.S.A. represented 14% of consolidated net sales in 1995 and 13% in both 1994 and 1993.

NOTE 8 -- LEASES

     The Company leases certain of its facilities and equipment under operating lease arrangements. Rental expense was $788,000 in 1993, $846,000 in 1994, and $835,000 in 1995. Minimum annual rental commitments under non-cancelable operating leases are: $654,000 in 1996; $605,000 in 1997; $541,000 in 1998; and
$352,000 in 1999.

NOTE 9 -- INCOME TAXES

     The following information is provided for the years ended June 30:

                                                                     1993      1994       1995
                                                                     ----     ------     ------
                                                                           (IN THOUSANDS)
PROVISION (BENEFIT) FOR INCOME TAXES:
  Current federal..................................................  $143     $2,582     $3,179
  Current state and local..........................................    93        113        205
  Deferred.........................................................   691       (234)        85
                                                                     ----     ------     ------
                                                                     $927     $2,461     $3,469
                                                                     ====     ======     ======
DEFERRED INCOME TAX COMPONENTS:
  Depreciation.....................................................  $112     $ (691)    $  160
  Accrued and prepaid expenses.....................................    74        (21)       (75)
  Alternative minimum tax credit carry forward.....................    --        283         --
  Restructuring charges............................................   305        195         --
  Reserve established for sale of asset............................   200         --         --
                                                                     ----     ------     ------
                                                                     $691     $ (234)    $   85
                                                                     ====     ======     ======
RECONCILIATION TO FEDERAL STATUTORY RATE:
  Federal statutory tax rate.......................................  34.0%      34.0%      34.0%
  State and local taxes............................................   2.4        1.1        1.4
  Goodwill and other...............................................  (0.7)       1.9         .6
                                                                     ----     ------     ------
  Effective tax rate...............................................  35.7%      37.0%      36.0%
                                                                     ====     ======     ======

     The components of deferred income tax assets and liabilities at June 30, 1994 and 1995 are as follows:

                                                                          1994       1995
                                                                         ------     ------
                                                                          (IN THOUSANDS)
    Current assets (liabilities):
      Reserves against current assets..................................  $  194     $  269
      Prepaid expenses.................................................    (226)      (106)
      Accrued expenses.................................................     493        373
                                                                         ------     ------
    Deferred income tax asset included in Other Current Assets on the
      Consolidated Balance Sheets......................................  $  461     $  536
                                                                         ======     ======
    Noncurrent liabilities:
      Depreciation.....................................................  $1,275     $1,435
                                                                         ------     ------
    Deferred income tax liabilities as reported on the Consolidated
      Balance Sheets...................................................  $1,275     $1,435
                                                                         ======     ======

     The Internal Revenue Service (IRS) has completed its audit of the Company's 1989 through 1992 federal income tax returns. In October 1994, the IRS proposed audit adjustments which would result in a return of approximately $2 million of income taxes (plus interest) which had been refunded to the Company with the filing of its 1992 income tax return. The IRS has questioned the tax treatment of the loss associated with the discontinued operations, specifically as to whether it should receive ordinary loss or capital loss treatment. The Company vigorously protested these adjustments and filed a final protest with the IRS Appeals Division.

     (Unaudited information):

     The Company's settlement discussions with the IRS Appeals Division relating to the proposed audit assessment were concluded in December 1995. An agreement was reached that will re-characterize a portion of the 1992 loss associated with discontinued European operations as a long term capital loss. The agreement will result in payment of approximately $1.7 million (composed of taxes and interest), and in a charge to discontinued operations of approximately $1.5 million to increase the Company's reserve for remaining liabilities associated with the discontinued operations. During the quarter ending December 31, 1995, the Company exhausted all alternatives to mitigate this issue and will record the $1.5 million additional reserve for discontinued operations in the second quarter of fiscal 1996.

NOTE 10 -- SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

                                                          QUARTER ENDED
                                            ------------------------------------------     FISCAL
                                            SEPT. 30    DEC. 31    MARCH 31    JUNE 30      YEAR
                                            --------    -------    --------    -------    --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
1994
  Net sales...............................  $23,571     $25,312    $20,273     $24,379    $ 93,535
  Gross profit............................    8,169      8,764       6,325      7,847       31,105
  Net income..............................    1,317      1,403         453      1,017        4,190
Earnings per share........................  $   .18     $  .18     $   .06     $  .13     $    .55
Range of share prices
  High....................................  $  4.50     $ 7.09     $  7.83     $ 7.67
  Low.....................................  $  3.25     $ 4.59     $  6.33     $ 6.00
1995
  Net sales...............................  $29,320     $32,364    $26,920     $31,323    $119,927
  Gross profit............................    9,858     11,174       8,570     10,169       39,771
  Net income..............................    1,849      2,159         749      1,417        6,174
Earnings per share........................  $   .24     $  .28     $   .10     $  .18     $    .79(a)
Range of share prices
  High....................................  $  8.33     $ 8.00     $  9.67     $12.92
  Low.....................................  $  6.67     $ 6.67     $  7.33     $ 9.33

---------------

(a) The total of the earnings per share for each of the four quarters does not equal the total earnings per share for the full year because the calculations are based on the average shares outstanding during each of the individual periods.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                [INSERT PHOTOS]

     The inside back cover depicts pictures of the Company's products including pictures of the exterior lighting of restaurants, site lighting at a shopping center and exterior lighting at an entertainment theme park.

===============================================================================
  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDERS OR BY ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

          ------------------------

             TABLE OF CONTENTS

                                        Page
                                        ----
Prospectus Summary....................    4
Risk Factors..........................    6
The Company...........................    7
Use of Proceeds.......................    8
Capitalization........................    8
Dividend Policy.......................    9
Price Range of Common Shares..........    9
Selected Consolidated Financial
  Information.........................   10
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   11
Business..............................   15
Executive Officers and Directors......   24
Principal and Selling Shareholders....   25
Description of Capital Stock..........   25
Underwriting..........................   27
Legal Matters.........................   28
Experts...............................   28
Index to Consolidated Financial
  Statements..........................  F-1

================================================================================
                                1,800,000 SHARES
                                 COMMON SHARES
                           -------------------------
                              P R O S P E C T U S
                           -------------------------
                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                           A.G. EDWARDS & SONS, INC.

                                THE OHIO COMPANY

                                         , 1996
================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses in connection with the offering described in this Registration Statement:

        Securities and Exchange Commission registration fee*..............  $9,854.00
        National Association of Securities Dealers, Inc. filing fee*......   3,357.50
        Accounting fees and expenses......................................         **
        Legal fees and expenses...........................................         **
        Blue Sky fees and expenses........................................         **
        Printing and engraving expenses...................................         **
        Marketing expenses................................................         **
        Miscellaneous.....................................................         **
                                                                            ---------
                  TOTAL...................................................  $      **
                                                                             ========

---------------
 * Actual; other expenses are estimated.

** To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Ohio Revised Code, Section 1701.13(E), allows indemnification by the Registrant to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of the Registrant, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, against expenses, including judgment and fines, if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to the Registrant unless deemed otherwise by the court. Indemnification is to be made by a majority vote of a quorum of disinterested directors or the written opinion of independent counsel or by the shareholders or by the court. The Registrant's Code of Regulations extends such indemnification.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                                     DESCRIPTION OF DOCUMENT
------                                     -----------------------
    1     --   Form of Proposed Underwriting Agreement
  3.1     --   Articles of Incorporation, as amended
  3.2     --   Code of Regulations
    5     --   Opinion of Keating, Muething & Klekamp as to legality of the Common Shares
 23.1     --   Consent of Independent Accountants
 23.2     --   Consent of Keating, Muething & Klekamp (contained on Exhibit 5)
   24     --   Powers of Attorney (contained on the signature page)

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The Registrant hereby undertakes that

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has fully caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cincinnati, State of Ohio, as of the 14th day of December, 1995.

                                          LSI INDUSTRIES INC.

                                          By: Robert J. Ready
                                              --------------------------------
                                              Robert J. Ready
                                              Chairman of the Board
                                              and President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. The persons whose names are marked an asterisk (*) below hereby designate Ronald S. Stowell or Michael J. Burke to sign all amendments, including post effective amendments to this Registration Statement.

              SIGNATURE                             CAPACITY                       DATE
              ---------                             --------                       ----
*Robert J. Ready                       Chairman of the Board                December 14, 1995
-------------------------------------  and President (Principal
Robert J. Ready                        Executive Officer)

*Ronald S. Stowell                     Chief Financial Officer              December 14, 1995
-------------------------------------  and Treasurer (Principal Financial
Ronald S. Stowell                      Officer and Principal Accounting
                                       Officer)
*Michael J. Burke                      Assistant Secretary and Director     December 14, 1995
-------------------------------------
Michael J. Burke

*Allen L. Davis                        Director                             December 14, 1995
-------------------------------------
Allen L. Davis

*James P. Sferra                       Executive Vice President --          December 14, 1995
-------------------------------------  Manufacturing, and Director
James P. Sferra

*John N. Taylor, Jr.                   Director                             December 14, 1995
-------------------------------------
John N. Taylor, Jr.

*Donald E. Whipple                     President LSI Lighting Systems,      December 14, 1995
-------------------------------------  Secretary, and Director
Donald E. Whipple